UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Apogent Technologies Inc.

(Name of Subject Company (issuer))

Apogent Technologies Inc.

(Name of Persons Filing Statement)

Floating Rate Senior Convertible Contingent Debt Securities due 2033
(Title of Class of Securities)

03760AAJ0
(CUSIP Number of Class of Securities)

Michael K. Bresson
Executive Vice President – Administration, General Counsel and Secretary
Apogent Technologies Inc.
30 Penhallow Street
Portsmouth, New Hampshire 03801
(603) 433-6131
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:

Bruce C. Davidson, Esq.
Joseph D. Masterson, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 277-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 amends and restates in its entirety the Schedule 14D-9 originally filed on July 27, 2004 (as so amended, the “Schedule 14D-9”). This Schedule 14D-9 is being filed by Apogent Technologies Inc. (“Apogent”), a Wisconsin corporation, pursuant to Rule 14d-9 of the Securities Exchange Act of 1934 in connection with the offer by Apogent to exchange (the “Exchange Offer”) up to $345,000,000 principal amount of Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 (the “Old Floating Rate CODES”) for up to $345,000,000 principal amount of Floating Rate Convertible Senior Debentures due 2033 (the “New Floating Rate Debentures”), upon the terms and subject to the conditions set forth in Apogent’s preliminary prospectus forming a part of Apogent’s Registration Statement on Form S-4 (File No. 333-115781) relating to the Exchange Offer for the Old Floating Rate CODES, as filed with the Securities and Exchange Commission on May 24, 2004, and amended by Amendment No. 1 to such Registration Statement filed on June 1, 2004, Amendment No. 2 to such Registration Statement filed on July 13, 2004, Amendment No. 3 to such Registration Statement filed on July 27, 2004 and Amendment No. 4 to such Registration Statement filed as of the date hereof (as so amended, the “Registration Statement”), which preliminary prospectus is filed as Exhibit (a)(1)(A) hereto. The Registration Statement also registers both the shares of common stock par value $0.01 per share (the “Fisher Common Stock”) of Fisher Scientific International Inc. (“Fisher”) into which the New Floating Rate Debentures may be converted upon the occurrence of certain events, and the future guarantee of the New Floating Rate Debentures by Fisher.

     We note that with respect to the Exchange Offer by Apogent which is the subject of this Schedule 14D-9, Fisher may be deemed to be a third-party offeror within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Exchange Offer is expressly conditioned on consummation of a proposed merger (the “Merger”) pursuant to which Apogent will become a wholly-owned subsidiary of Fisher, Apogent does not believe that Fisher should be deemed to be a third-party offeror within the meaning of Rule 14d-1. Nonetheless, Apogent is filing this Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act as of this date.

     All of the information set forth in the Registration Statement, including all exhibits thereto, and any prospectus supplement or other amendment thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule 14D-9 in answer to Items 1 through 8 of this Schedule 14D-9.

Item 1. Subject Company Information.

(a) Name and Address. Apogent Technologies Inc., a Wisconsin corporation, is the subject company. Apogent’s executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Apogent’s telephone number is (603) 433-6131.

(b) The subject class of securities are Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033. The aggregate principal amount of Old Floating Rate CODES outstanding is $345,000,000. Although the Old Floating Rate CODES are currently convertible into shares of common stock of Apogent, par value $0.01 per share (the “Apogent Common Stock”), upon consummation of the Merger (which is a condition to the Exchange Offer) the Old Floating Rate CODES will become convertible into Fisher Common Stock pursuant to their existing terms. As July 23, 2004, based on the conversion value per $1,000 principal amount of the Old Floating Rate CODES, the aggregate outstanding principal amount of Old Floating Rate CODES is convertible into 10,425,900 shares of Apogent Common Stock and, upon consummation of the Merger, would be convertible into 5,838,539 shares of Fisher Common Stock. As of July 23, 2004, the number of shares outstanding of Apogent Common Stock and Fisher Common Stock was 90,138,792 and 64,335,882, respectively.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. Apogent, the filing person, is the subject company. Apogent’s executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Apogent’s telephone number is (603) 433-6131.

(d) Tender Offer.

     With respect to the terms of the Exchange Offer, the information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions,” “Prospectus Summary — Purpose of Consent Solicitation,” “The Exchange Offer— Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents” and “Consent Solicitation” is incorporated herein by reference. The class of securities to which the Exchange Offer relates are the Old Floating Rate CODES.

     Fisher Scientific International Inc., a Delaware corporation, may be deemed to be a third-party offeror with respect to the Old Floating Rate CODES subject to the Exchange Offer by Apogent, the issuer of such Old Floating Rate CODES. Fisher’s executive offices are located at One Liberty Lane, Hampton, New Hampshire 03842.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(d) Conflicts of Interest.

(1)	None.

(2)	The information set forth in the Registration Statement under the headings “Prospectus Summary — The Merger” and “Prospectus Summary — Purpose of the Exchange Offer and the Refinancing Transactions” is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions,” “Prospectus Summary — Purpose of Consent Solicitation,” “The Exchange Offer— Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents” and “Consent Solicitation” is incorporated herein by reference.

(b) Reasons. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions” and “Prospectus Summary — Purpose of Consent Solicitation,” is incorporated herein by reference.

(c) Intent to Tender. Neither Apogent nor any of its executive officers, directors or subsidiaries holds or beneficially owns any Old Floating Rate CODES and therefore none of such parties intends to tender any Old Floating Rate CODES in the Exchange Offer. To the extent known by Apogent after making reasonable inquiry, no affiliates of Apogent hold or beneficially own any Old Floating Rate CODES and therefore intend to tender any Old Floating Rate CODES in the Exchange Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information in the Registration Statement under the heading “The Exchange Offer— Fees and Expenses” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

(b) Securities Transactions. None.

Item 7. Purposes of the Transaction and Plans or Proposals.

(d) Subject company negotiations.

(1)(i)	None.

(1)(ii)	None.

(2)	None.

Item 8. Additional Information.

(b) Other material information. Although Apogent is not undertaking or negotiating any other acquisition of its securities or any change in its indebtedness or capitalization in response to the Exchange Offer, certain transactions have been undertaken in connection with the Merger. The information set forth in the Registration Statement under the heading “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions” is incorporated herein by reference.

Item 9. Exhibits.

(a)(1)(A) Preliminary prospectus dated July 13, 2004 (incorporated herein by reference to Amendment No. 2 to the Registration Statement).*

(a)(1)(B) Form of Indenture by and among Apogent Technologies Inc., as issuer, Fisher Scientific International Inc. and The Bank of New York, as trustee, relating to the Floating Rate Convertible Senior Debentures (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(C) Form of Amended Letter of Transmittal dated July 13, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 13, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement).*

(a)(1)(E) Form of Letter to Clients dated July 13, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Registration Statement).*

(a)(1)(F) Preliminary prospectus dated May 28, 2004 (incorporated herein by reference to Amendment No. 1 to the Registration Statement).*

(a)(1)(G) Form of Letter of Transmittal dated May 28, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement).*

(a)(1)(H) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 28, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement).*

(a)(1)(I) Form of Letter to Clients dated May 28, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement).*

(a)(1)(J) Press Release issued May 24, 2004.*

(a)(1)(K) Press Release issued May 28, 2004.*

(a)(1)(L) Press Release issued July 2, 2004.*

(a)(1)(M) Press Release issued July 13, 2004.*

(a)(1)(N) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement).*

(a)(1)(O) Preliminary prospectus dated July 29, 2004 (incorporated herein by reference to Amendment No. 4 to the Registration Statement).

(e)(1) Merger Agreement, dated as of March 17, 2004, as amended on April 16, 2004, by and among Fisher, Apogent and Fox Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 16, 2004).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.
By:	/s/ Michael K. Bresson
	Name:	Michael K. Bresson
	Title:	Executive Vice President —Administration, General Counsel and Secretary

Date: July 29, 2004